[Chapman and Cutler LLP Letterhead]

July 24, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on June 15, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator 20+ Year Treasury Bond 5% Floor ETF – July (formerly Innovator 20+ Year Treasury Bond Floor ETF – July) and Innovator 20+ Year Treasury Bond 9% Buffer ETF – July (formerly Innovator 20+ Year Treasury Buffer ETF – July) (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

In supplemental correspondence, the Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 upon effectiveness. If so, the Staff notes certain disclosure must be revised to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 1

Pursuant to the Staff’s request, each Fund confirms its intent to rely on Rule 6c-11 of the 1940 Act and has revised the disclosure accordingly.

Comment 2 – General

The Staff requests confirmation that the Funds’ next filings will each consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinions will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 2

Pursuant to the Staff’s request, each Fund so confirms.

Comment 3 – Fund Names

The Staff believes the respective name of the Funds, “Innovator 20+ Year Treasury Bond 5% Floor ETF – July” and “Innovator 20+ Year Treasury Bond 9% Buffer ETF – July” are misleading. The names include a percentage sign (“5%” and “9%,” respectively). The Staff requests that each of the names delete the percentage signs. The Staff notes that each Fund may keep the number in its name. For example, “Innovator 20+ Year Treasury Bond Floor 5 ETF” and “Innovator 20+ Year Treasury Bond Buffer 9 ETF” would be acceptable.

Response to Comment 3

Pursuant to the Staff’s comment, the Funds’ names have been changed to “Innovator 20+ Year Treasury Bond Floor 5 ETF” and “Innovator 20+ Year Treasury Bond Buffer 9 ETF.”

Comment 4 – General

Please confirm that each Fund will file an amended registration statement disclosing the final Caps within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 4

Prior to the effectiveness of the Registration Statements, each Fund will file an amended registration statement that discloses the Fund’s expected Cap ranges on or prior to one week before effectiveness to comply with the Staff’s request that each Fund will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to each Fund’s launch. Accordingly, each Fund intends to file an amended registration statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Funds’ launch. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 5 – Cap Resets

In supplemental correspondence to the Staff, confirm how each Fund will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 5

Each Fund will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, each Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, each Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 6 – Cover Page

The Staff notes that the cover page of the prospectus states “The Fund will bear all Underlying ETF losses of less than 5% on a one-to-one basis,” for the Innovator 20+ Year Treasury Bond 5% Floor ETF. Similarly for the Innovator 20+ Year Treasury Bond 9% Buffer ETF, the prospectus states “The Fund will bear all Underlying ETF losses exceeding 9% on a one-to-one basis.” The Staff requests the term “Fund” be replaced with “Shareholders”.

Response to Comment 6

Pursuant to the Staff’s comment, each Fund changed the beginning of the sentence to “The Fund’s Shareholders will bear all Underlying ETF losses …”

Comment 7 – Cover Page

The Staff notes that the prospectus for each Fund states “The [Floor]/[Buffer] is provided prior to taking into account annual Fund management fees equal to ___% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund.” For each Fund, please consider disclosing the impact of the annual Fund management fees on the percentage of the Buffer and Floor for shareholders.

Response to Comment 7

The Funds believe the prospectuses adequately disclose the Buffer and Floor and that additional disclosure is not necessary or required. These products are designed to provide the performance protection (i.e., the Buffer or Floor) that is created by purchasing FLEX Option contracts, which do not take into consideration the annual Fund management fees paid by shareholders. Like all funds, shareholder expenses have an impact on the economic outcome for shareholders. The Funds separately disclose that the Buffer and Floor are provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund.

Comment 8 – General

The Staff requests that each Fund revise the disclosure where the term “protection” in relation to the Floor or Buffer is used, and update the contemplated disclosure to provide a full and balanced presentation of the anticipated Floor or Buffer. The Staff requests that such disclosure should ensure that a reasonable shareholder is cognizant of the fact that the Floor or Buffer is not guaranteed or may not be achieved.

Response to Comment 8

Each Fund has revised the disclosure regarding the protection provided by the Floor or Buffer, in accordance with the Staff’s comment.

Comment 9 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 9

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 10 – Graph

The Staff notes the footnote, denoted by an asterisk, to the graph and chart on page 4 of each prospectus does not identify where the footnote applies. If the statement generally applies to the graph and chart, please remove the asterisk.

Response to Comment 10

The prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 11 – Principal Risks

The Staff notes the “Floor Risk” for the Innovator 20+ Year Treasury Bond 5% Floor ETF does not provide disclosure regarding principal protection. Please revise the risk to add appropriate disclosure.

Response to Comment 11

Pursuant to the Staff’s request, the Fund has revised the “Floor Risk” to include the following sentence:

“The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.”

Comment 12 – Principal Risks

To the extent the types of options utilized by the Funds could raise particular costs that would be material to investors, please consider adding appropriate risk disclosure.

Response to Comment 12

With respect to the customizable nature of FLEX Options that the Funds are required to purchase, the effect of those purchases ultimately relate to the Cap that the Fund has to impose on Fund shareholders as a result of the market for the options at the time. As such, there are no material transaction costs imposed on shareholders that need to be disclosed. The Funds believe that the disclosure relating to this concept is adequately described and do not believe there are any additional material risks relating to direct costs borne by shareholders as a result of the Funds utilizing FLEX Options.

Comment 13 – Principal Risks

The Staff notes the “Debt Securities Risk” is generalized risk disclosure. Please provide more specific risk disclosure relating to each Fund’s investments, such as U.S. Treasury obligations.

Response to Comment 13

The prospectus for each Fund has been revised in accordance with the Staff’s comment. The “Principal Risks” section for each Fund has been revised to add the following risk:

U.S. Treasury Obligations Risk. U.S. Treasury obligations may differ from other securities in their interest rates, maturities, times of issuance and other characteristics and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline.

The “Additional Risks of Investing in the Fund” section for each Fund has been revised to add the following risk:

U.S. Treasury Obligations Risk. U.S. Treasury obligations may differ from other securities in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline. On August 5, 2011, S&P Global Ratings downgraded U.S. Treasury securities from AAA rating to AA+ rating. A further downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and have a substantial negative effect on the U.S. economy. A downgrade of U.S. Treasury securities from another ratings agency or a further downgrade below AA+ rating by S&P Global Ratings may cause the value of the Fund’s U.S. Treasury obligations to decline.

Comment 14 – Performance

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 14

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that they will comply with Item 4(b)(2)(iii) and Instruction 5 to Item 27(b))(7). Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 15 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the term “maturity” in the second paragraph on page 15 of each Fund’s prospectus be changed to “maturities.”

Response to Comment 15

Pursuant to the Staff’s comment, the sentence will be changed to “The Underlying ETF consists of publicly-issued U.S. Treasury securities that have remaining maturities greater than or equal to twenty years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve System.”

Comment 16 – Additional Risks of Investing in the Fund

Since the previous registration statement was filed, significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the prospectus disclosures, including risk disclosures, should be revised based on how these events may effect each Fund and its investments. If the Funds believe that no additional disclosure is warranted, please explain why not in supplemental correspondence.

Response to Comment 16

The Funds believe the current disclosure relating to the COVID-19 pandemic adequately describes the current market conditions and informs investors of the potential risks of investing in each Fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren